Via EDGAR

October 10, 2014

Mr. John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Horizon National Corporation (“FHN” or “we”)
Form 10-K for the Fiscal Year Ended December 31, 2013 (“2013 Form 10-K”)
Filed February 27, 2014
Response dated October 3, 2014
File No. 000-15185

Dear Mr. Nolan:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 7, 2014, to Mr. William C. Losch III, Executive Vice President and Chief Financial Officer, regarding the above-referenced filing. We appreciate the Staff’s careful review of our filing and look forward to working with the Staff to resolve the Staff’s comments. For your convenience, we have included the Staff’s comment below in boldface followed by our response. As this request pertains to disclosure in future filings, our response includes an illustrative example of the future proposed disclosure enhancement. In this particular case, the proposed tables are based on recent year-end quantitative data and will be updated in our Form 10-K Filing for the period ended December 31, 2014.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 13

Asset Quality – Trend Analysis of 2013 compared to 2012

Table 19, page 39

1.	We have reviewed your response to our comment number one of your supplemental response dated October 3, 2014. Please expand the disclosure in the first table titled Nonaccrual/Nonperforming Loans, Foreclosed Assets, and Other Disclosures in future filings to specifically state whether or not loans past due 90 days or more and still accruing are included in total nonperforming loans.

Response:

In future Annual Reports on Form 10-K, FHN will revise the disclosure that was initially presented in Table 19, page 39 on Form 10-K for the Fiscal Period Ended December 31, 2013, and then subsequently enhanced as proposed in our supplemental response to the Commission dated October 3, 2014, to incorporate the clarification requested in Item one above.

Mr. John P. Nolan

United States Securities and Exchange Commission

October 10, 2014

Specifically, we have added footnote (d) to the line items within the “Nonaccrual/Nonperforming, Foreclosed Assets, and Other Disclosures” table below to clarify that nonperforming loans/assets and related ratios do not include loans that are 90 or more days past due and still accruing interest. Additionally, within the second proposed table “Accruing Delinquencies and Other Credit Disclosures,” we have added footnote (b) to certain line items to further clarify that such loans are not included within nonperforming/nonaccrual loan disclosures.

Nonaccrual/Nonperforming Loans, Foreclosed Assets, and Other Disclosures (a)

	December 31
(Dollars in thousands)	2013		2012		2011		2010		2009
Consumer:
Consumer real estate	$117,598		$64,445		$38,776		$35,451		$17,900
Permanent mortgage	38,171		32,721		35,989		125,718		97,909
Credit card & other (b)	1,397		1,698		2,141		19,276		189,846

Total consumer	157,166		98,864		76,906		180,445		305,655
Commercial:
Commercial, financial, and industrial	79,759		122,600		162,229		213,993		135,464
Commercial real estate	18,101		45,570		114,965		252,467		458,311

Total commercial	97,860		168,170		277,194		466,460		593,775

Total nonperforming loans (c) (d)	255,026		267,034		354,100		646,905		899,430
Nonperforming loans held-for-sale (d)	61,139		51,385		46,651		41,546		19,773
Foreclosed real estate and other assets	45,753		41,767		68,885		110,536		113,709
Foreclosed real estate from GNMA loans	25,809		18,923		16,360		14,865		11,481

Total foreclosed real estate and other assets	71,562		60,690		85,245		125,401		125,190
Total nonperforming assets (d) (e)	$361,918		$360,186		$469,636		$798,987		$1,032,912

Troubled debt restructurings (f):
Accruing restructured loans	$246,894		$243,884		$206,210		$144,252		$36,714
Nonaccruing restructured loans (d) (g)	105,409		114,138		72,798		116,191		36,093

Total troubled debt restructurings (f)	$352,303		$358,022		$279,008		$260,443		$72,807

Ratios:
Allowance to nonperforming loans in the loan portfolio (d)	1.00	x	1.04	x	1.09	x	1.03	x	1.00	x
NPL% (d) (h)	1.66%		1.60%		2.16%		3.85%		4.96%
NPA% (d) (i)	1.95%		1.84%		2.57%		4.48%		5.56%

Certain previously reported amounts have been re-presented to be consistent with current presentation.

(a)	Balances do not include PCI loans even though the customer may be contractually past due. PCI loans were recorded at fair value upon acquisition and accrete interest income over the remaining life of the loan.
(b)	Nonperforming loans in this category are primarily One-time-close construction loans.
(c)	FHN estimates interest income that would have been earned during 2013 was approximately $14 million if the loans had performed in accordance with their original terms.
(d)	Excludes loans that are 90 or more days past due and still accruing interest.
(e)	Balances do not include PCI loans or government-insured foreclosed real estate.
(f)	Excludes TDRs that are classified as held-for-sale nearly all of which are accounted for under the fair value option.
(g)	Amounts also included in nonperforming loans above.
(h)	Nonperforming loans in the loan portfolio to total period end loans.
(i)	Nonperforming assets related to the loan portfolio to total loans plus foreclosed assets exclusive of government-insured foreclosed real estate.

Mr. John P. Nolan

United States Securities and Exchange Commission

October 10, 2014

Accruing Delinquencies and Other Credit Disclosures

	December 31
(Dollars in thousands)	2013	2012	2011	2010	2009
Loans past due 90 days or more and still accruing (a) (b):
Consumer:
Consumer real estate	$21,484	$30,403	$37,625	$47,937	$66,074
Permanent mortgage	6,129	9,592	12,415	29,367	59,986
Credit card & other	1,763	1,833	1,502	1,758	4,604

Total consumer	29,376	41,828	51,542	79,062	130,664
Commercial:
Commercial, financial, and industrial	1,810	422	234	182	2,856
Commercial real estate	1,078	—	—	—	4,303

Total commercial	2,888	422	234	182	7,159

Total loans past due 90 days or more and still accruing (a) (b)	$32,264	$42,250	$51,776	$79,244	$137,823

Loans 30 to 89 days past due	$70,298	$80,893	$110,813	$173,233	$291,021
Loans 30 to 89 days past due - guaranteed (c)	187	47	67	3,801	76
Loans held-for-sale 30 to 89 days past due	14,538	15,333	7,591	8,646	17,524
Loans held-for-sale 30 to 89 days past due - guaranteed portion (c)	11,660	12,986	6,108	3,490	17,524
Loans held-for-sale 90 days past due (b)	37,599	34,002	42,308	33,409	35,781
Loans held-for-sale 90 days past due - guaranteed portion (b) (c)	35,118	31,699	36,299	26,790	32,159
Potential problem assets (d)	$343,359	$496,308	$729,421	$1,144,185	$1,382,698

Certain previously reported amounts have been re-presented to be consistent with current presentation.

(a)	Excludes loans classified as held-for-sale.
(b)	Amounts are not included in nonperforming/nonaccrual loans.
(c)	Guaranteed loans include FHA, VA, and GNMA loans repurchased through the GNMA buyout program.
(d)	Includes past due loans.

*  *  *  *  *  *

First Horizon National Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our response adequately addresses the comment raised in your letter. Any questions with respect to the foregoing should be directed to the undersigned at (901)257-6223.

Sincerely,

/s/ Jeff L. Fleming

Jeff L. Fleming

Executive Vice President and Chief Accounting Officer